

October 1, 2012

<u>Via Email</u>
Mr. Ali Moussavi
Chief Executive Officer
Global Health Voyager, Inc.
7800 Oceanus Drive
Los Angeles, California 90046

      Re: Global Health Voyager, Inc.
              Item 4.02 Form 8-K
              Filed August 22, 2012
              File No. 000-31012

Dear Mr. Moussavi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Heather Clark

                    Heather Clark
                    Staff Accountant